December 7, 2018

Douglas Suttles
President and Chief Executive Officer
ENCANA CORP
Suite 4400, 500 Centre Street S.E., P.O. Box 2850
Calgary, Alberta, Canada, T2P 2S5

       Re: ENCANA CORP
           Registration Statement on Form S-4
           Filed December 4, 2018
           File No. 333-228666

Dear Mr. Suttles :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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